June 30, 2005

                                                               Thomas J. Poletti
                                                               310.552.5045
                                                               Fax: 310.552.5001
                                                               tpoletti@klng.com



Via Edgar and Fed Ex

Office of Emerging Growth Companies
Securities and Exchange Commission
450 5th Street, N.W.
Washington D.C. 20549-0303
Attn:  John Reynolds

Re:      SRKP 2, Inc.
         Registration Statement on Form SB-2
         File Number:  333-124164
         Amendment No. 1 filed May 26, 2005

Dear Mr. Reynolds:

On behalf of SRKP 2, Inc. (the "Company") we hereby transmit for filing Amendment No. 2 to Form SB-2 filed April 19, 2005 ("Amendment No. 2"). We are also forwarding to you via Fed Ex courtesy copies of this letter and Amendment No. 2 (marked to show changes and additions from Amendment No. 1 to the Registration Statement filed May 26, 2005 ("Amendment No. 1")). We have been advised that changes in Amendment No. 2 from Amendment No. 1, as submitted herewith in electronic format, have been tagged.

Based upon the Staff review of Amendment No. 1, the Commission issued a comment letter dated June 14, 2005. The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company's response immediately following. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 2.

GENERAL

1.    Comment:  You should continue to be aware of the updating  requirements of
      Item 310(g) of Regulation S-B.

      Response: We respectfully submit that updated financial statements are not required at this time, but will be provided as necessary in any additional amendments.

2. Comment: Include an updated consent with any amendment to the registration statement.

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Office of Emerging Growth Companies
Securities and Exchange Commission
June 30, 2005
Page 2


      Response: Further to the request of the Staff, we will include an updated consent with Amendment No. 2.

LIMITED STATE REGISTRATION, PAGE 2

3. Comment: We note your response to our prior comment 5, that this information will be updated. You are reminded that such information must be updated prior to effectiveness.

      Response: We submit that this information is up-to-date. The information will be updated prior to effectiveness if necessary.

USE OF PROCEEDS

4. Comment: We note the disclosure that the filing funds will be disbursed to SRKP 2 for its operations. However, there appears to be minimal operations. For example, management will devote a minimal amount of time to the business operations 2 to 10 hours a week, no amount will be paid for salaries, and company will be provided free rent for the facility. Revise to more specifically disclose how the $119,000.00 will be appropriated.

      Response: We note your comment and have revised this section to clarify that the $119,000 will be used to pay third party fees and expenses relating to the offering and the Company's compliance with SEC reporting requirements; or to repay loans, if any, advanced by our management for the payment such fees and expenses. If applicable, offering proceeds will then be applied to the payment of a customary finder's fee in connection with a business combination. Any remaining proceeds will be appropriated to the operations of the combined entity.

5. Comment: Disclosure indicates that the fees and expenses relating to this offering will be first paid from your treasury account and fees and expenses in excess of amounts held in treasury will either be advanced by our management or promoters pursuant to an oral loan agreement or they will be deferred until a closing of the business combination. Disclosure further indicates that, upon consummation of a merger transaction, the proceeds of the offering may be used to repay such loans and you will seek to have the other party to a consummated merger transaction complete the repayment of such loans. In this regard, we note that the repayment of such loans is likely to be a criterion in selecting a merger candidate. Given the above scenario, if the total expenses do not exceed the amount currently in the treasury or the advances/loans are paid by the target company, then it appears as though all of offering proceeds could be used to pay finder fees to an affiliate of the company, namely Westpark Capital. Please advise/revise.

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Office of Emerging Growth Companies
Securities and Exchange Commission
June 30, 2005
Page 3


      Response: As referenced in the "Use of Proceeds" section, the Company may pay customary finder's fees to a third party in connection with an introduction resulting in a consummated business transaction. As disclosed in the section entitled "Certain Transactions," the Company may retain Westpark Capital to act as a finder, although there is currently no arrangement in place in this regard. As further disclosed in "Certain Transactions," any finder's fees paid to Westpark Capital would be comparable to fees paid to an unaffiliated third party.

      Therefore, we have revised the "Use of Proceeds" section to clarify that:
      (i) any finder's fees would be paid subsequent to the payment of fees and expenses relating to the offering or public reporting compliance (see our response to Comment 4, above); (ii) the Company may retain Westpark Capital to act as a finder, although the Company does not currently intend to retain any entity to act as a finder; and (iii) in the event Westpark Capital is retained, any finder's fees paid will be comparable with unaffiliated third party fees.

PLAN OF DISTRIBUTION

6. Comment: We note that Mr. Krinsky will rely upon the safe harbor contained in Rule 3a4-1(a)(4)(iii) in participating in this offering. Given the very limited activities to be undertaken by an individual relying upon this provision, please include a detailed discussion of how he will conduct this offering. Upon receipt we may have further comments.

      Response: We note your comment and have revised this section accordingly.

PART II - INFORMATION NOTE REQUIRED IN PROSPECTUS

EXPENSES OF ISSUANCE AND DISTRIBUTION

7. Comment: Clarify whether the $30,000 allocated to legal fees is the total amount estimated for legal fees. Does this include the legal fees that may be deferred pending a business combination? For example, the legal fees in SRKP 1 filing was $75,000. Please advise and revise.

      Response: Please note that the estimated $30,000 relates only to the legal fees involved with the offering, which may be deferred pending the consummation of a business combination. An additional $75,000 in legal fees is expected to be incurred in connection with the business combination. This disclosure is currently found on page 11 in the "Use of Proceeds" section.

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Office of Emerging Growth Companies
Securities and Exchange Commission
June 30, 2005
Page 4


If you have any questions or further comments, please do not hesitate to contact the undersigned or Michael S. Yu at (310) 552-5000 or via fax at (310) 552-5001 with any questions.


Sincerely,

/s/  Thomas J. Poletti
--------------------------------
Thomas J. Poletti

cc: Richard Rappaport, SRKP 2, Inc.